UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
2MDOpinion, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Florida

Date of organization
November 13, 2023

Physical address of issuer
C/O IPS Services, 777 Davie Rd. Ext. # 302B, Hollywood, FL 33024

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	32,631.31	15,066.89
Cash & Cash Equivalents	17,731.31	15,066.89
Accounts Receivable	14,900.00	0
Short-term Debt	59,306.44	10,812.50
Long-term Debt	0	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income	-62,129.52	-14358.1

April 16, 2026

FORM C-AR

2MDOpinion, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by 2MDOpinion, Inc., a Florida Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://2mdopinion.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 16, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking

statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

2MDOpinion, Inc. (the "Company") is a Florida Corporation, formed on November 13, 2023.

The Company is located at C/O IPS Services, 777 Davie Rd. Ext. # 302B, Hollywood, FL 33024.

The Company's website is https://2mdopinion.com/ .

The information available on or through our website is not a part of this Form C-AR.

The Business

2MDOpinion, Inc. (2MDO) is a telehealth company founded by leading pioneers in the virtual healthcare industry. These professionals have more than 25 years of experience in the telehealth industry. The Company provides medical consultations globally to patients in their own language, using IBM AI (watsonx.ai) and a patent-pending technology developed by its founders.

RISK FACTORS

Risks Related to the Company's Business and Industry

Material factors that make an investment in 2MDOpinion, Inc. speculative or risky:

1. Regulatory and Legal Risks: Healthcare regulations: The healthcare industry is heavily regulated, with rules that vary by country and region. Companies offering medical second opinions may need to comply with laws governing patient privacy (such as HIPAA in the U.S.), telemedicine, and the licensure of healthcare professionals providing those opinions. Legal liability: There is a potential risk of malpractice or liability if the second opinion results in an incorrect diagnosis or treatment. A company could be sued for damages, which may negatively impact its financial stability or reputation. TCE Group, a Canadian company solely owned by Amr Bannis (CEO of the Company), has professional liability and errors & omissions insurance for the TCE Group SaaS application, which plans to be licensed to the Company. TCE Group pays approximately $6,400 in premiums and has a coverage limit of approximately $700,000. The Company believes this insurance policy helps mitigate the risk of future legal liabilities.

2. Technology Risk: TCE Group, a Canadian company solely owned by Amr Bannis (CEO of the Company), is an IBM business partner that uses IBM's watsonx.AI technology in TCE Group's Echo technology for instant audio translation and automatic medical report generation. TCE Group developed and owns the PK+ Echo technology and plans to patent the IP assets and license them to the Company and other third-party customers. Any mention of technology in the offering statement does not refer to technology owned by the Company.

3. Any valuation at this stage is difficult to assess: Unlike listed companies, which are publicly valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment. In addition, there may be other classes of equity with rights superior to the class of equity being sold.

4. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

5. We are dependent on general economic conditions: In an economic downturn, potential customers may be less willing to invest in innovation and technological improvements. This may temporarily reduce our market size. However, the healthcare service is not affected by economic conditions

6. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies, or other expenditures than management has predicted.

7. Our future growth depends on our ability to develop and retain customers: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

8. Our ability to succeed depends on how successful we are in our fundraising efforts: We rely on investment funds to build the necessary technology and business infrastructure to be successful in the long term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or that become more popular with the potential consumers of our products.

9. Your shares are not easily transferable: You should not expect to readily transfer or resell your security. Currently, there is no market or liquidity for these shares, and the Company has no plans to list them on an exchange or other secondary market. At some point, the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

10. The Company likely will not pay dividends in the foreseeable future: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the offering.

11. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. The Company may never receive future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, purchasers could be left holding Company securities in perpetuity. The Company's securities are subject to numerous transfer restrictions and are likely to be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

13. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans and may raise additional funds in the future, either through offerings of securities or by borrowing from banks or other lenders. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and to use its assets.

14. Start-up investing is risky: Investing in early-stage companies is highly speculative and should not be undertaken by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business with a track record of revenue and income, the success of a start-up or early-stage venture often depends on developing a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

15. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital

resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. There is no present public market for these Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the

Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

2MDOpinion, Inc. (2MDO) is a telehealth company founded by leading pioneers in the virtual healthcare industry. These professionals have more than 25 years of experience in the telehealth industry. We provide medical consultations globally in patients' preferred languages, using IBM AI (watsonx.ai) and a patent-pending technology developed by our founders, which we license to practitioners worldwide.

Business Plan

2MDOpinion, Inc. (2MDO) is a telehealth company founded by leading pioneers in the virtual healthcare industry. These professionals have more than 25 years of experience in the telehealth industry. The Company provides medical consultations globally to patients in their own language, using IBM AI (watsonx.ai) embedded technology and other advanced technologies. TCE Group, a Canadian company solely owned by Amr Bannis (CEO of the Company), is an IBM business partner that uses watsonx.AI embedded technology in TCE Group's (PK+ Echo) for healthcare instant audio/speech translation and automatic medical report generation. TCE Group developed and owns the PK+ Echo technology and plans to license it to the Company. Any mention of technology in the offering statement does not refer to technology that the Company owns.

Patients with a serious medical diagnosis typically have multiple treatment options, each with its own benefits, risks and insurance-related costs. Of course, every patient seeks the best option that fits their particular need, but finding the right specialist to confirm a diagnosis or recommend an alternative treatment plan can be a daunting challenge. 2MDOpinion, Inc. seeks to enhance the process by resolving potential geographic and language barriers between medical professionals and patients.

The increasing complexity and severity of cancer and chronic diseases, along with insurers' focus on cost-effective, validated treatment plans, are compelling patients to seek a second medical opinion, creating a $7Bn market with a projected growth rate of 16.3% to $20.45Bn in 2031. The AI-powered, web-based Telehealth delivery removes barriers to convenient access to Global Specialists. 2MDO provides patients with convenient access to global clinicians, resolving language barriers and often complex appointment scheduling issues.

The technology automatically generates electronic medical record (EMR) reports that are unique to the industry. To expand its services globally, 2MDO plans to establish or acquire local businesses that provide telemedicine services in populated areas where demand for second-opinion services will be high. 2MDO also plans to license the medical report generation technology to medical practitioners, clinics and healthcare providers worldwide, in addition to the medically optimized instant audio translation service.

The automatic medical report generation program aims to save doctors and clinics 2-3 hours per day, improving healthcare delivery and reducing costs, thereby encouraging insurance companies to mandate its use.

The planned introduction of multiple revenue streams (medical fee-for-service, subscriptions, other specific service fees, and a SaaS offering) shows a forward-thinking approach.

This strategy aims to: ○Remove language barriers ○ Increase revenue per user. ○ Build more predictable income streams. ○ Fully leverage the core technology asset beyond just medical consultations.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Amr Bannis, P.Eng.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

11/13/2023 Present 2MDOpinion, Inc. CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

02/11/1993 - Present, TCE Group, President 11/13/2023 -Present, 2MDOpinion, Inc., CEO Short Bio: Member of the Professional Engineers of Ontario, Canada, since 1985, with a BSc in Communications and Electronic Engineering from Cairo University (1974). Over 50 years of experience in engineering, systems reengineering, and Telehealth applications. Held major turnaround technology positions for over 40 years at Tier 1 international companies in Canada and the Middle East, including Schlumberger, Honeywell, Shell, SNC, and Stone and Webster. Currently, Founder and CEO of a leading Canadian innovative technology corporation specializing in digital healthcare applications and ecosystem integration. Utilizing mobile apps, custom hardware, and internet platforms to reduce healthcare wait times and improve care efficiency for enhanced patient convenience, while creating a new worldwide milestone with IBM by applying AI in the digital healthcare industry. Expert in healthcare technology services through innovation in automation, systems design and integration, business process reengineering, and product implementation and upgrades since 1998. LinkedIn: https://www.linkedin.com/in/abannis/

Education

Member of Professional Engineers of Ontario Canada since 1985 with BSc of Communications and Electronic Engineering from Cairo University 1974.

Name

Gamal Metwally

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/01/2024 -Present, 2MDOpinion, Inc., CTO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

11/01/2002 -Present, NTG Clarity, Executive Vice President 01/01/2024 -Present, 2MDOpinion, Inc., CTO Short Bio: Gamal has over 35 years of experience in innovative solutions and senior management. He leads several teams developing software products, IT, IoT, telecom, and health solutions internationally. He leads global business development and oversees the NTG Health Solutions line of business and AI solutions. He is a partner with several health service companies and other companies. Gamal has held progressively senior positions in software development, integration, testing, operations, product management, and project management at IBM and Nortel Networks. He holds a B.Sc. in Electrical Engineering, Electronics and Communication. BSc. Electronics Engineering, University of Alexandria. LinkedIn: https://www.linkedin.com/in/gamal-metwally-64671b4/

Education

He holds a B.Sc. in Electrical Engineering, Electronics and Communication. Has BSc. Electronics Engineering, University of Alexandria

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,000,000
Voting Rights	There are voting rights
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	TBD	$TBD	Intermediary fees, employee compensation, development	December 11, 2024	Regulation CF

			and support, marketing expenses, and asset operating expenses		

Ownership

A majority of the Company is owned by a few entities. Those entities are: 1. TCE Group 2. NTG Clarity

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Amr Bannis (through TCE Group)	70.0%
Ashraf Zaghloul (through NTG Clarity)	30.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

2MDOpinion, Inc. was incorporated on November 13, 2023, in the State of Florida, United States. The Company operates as a global medical second opinion platform, connecting North American medical specialists with international patients. The platform leverages IBM's artificial intelligence (AI) technology for instant language translation and automatic generation of electronic medical records (EMR). This service aims to reduce administrative time for clinicians while enhancing the efficiency of medical care delivery. TCE Group, a Canadian company solely owned by Amr Bannis, P.Eng. (CEO of the Company), owns the technology and plans to license it to the Company. Results of Operations: The Company is currently in its pre-revenue stage. During the year ended December 31, 2024, the Company recorded expenses of approximately $14,358. During the period ended December 31, 2024, the Company recorded consulting expenses of $12,325, resulting in a net loss for the period of $14,358. Liquidity & Capital Resources: For the year ended December 31, 2024, the Company had $15,066 in the bank and working capital of $4,254, as compared to December 31, 2023, the Company had cash and cash equivalents of $0 and working capital of $13,512.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following : 1- Continue its fundraising to $5 million target 2- Support the global projects launch in Saudi Arabia and Egypt 3- Market the technology in North America

Liquidity and Capital Resources

On December 11, 2024 the Company conducted an offering pursuant to Regulation CF and raised $TBD.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Multiple offers from foreign investment firms for venture capital investment is being negotiated

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships that may give rise to a conflict of interest with the Company, its operations, or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Amr Bannis
(Signature)

Amr Bannis
(Name)

Principal Executive Officer, CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board Of Directors,
2MDOPINION, Inc.,
C/O IPS Services
7777 Davie Rd Ext
Hollywood, FL 33024

We have reviewed the accompanying financial statements of 2MDOPINION, Inc., which comprise the Balance sheet as of December 31,2025, the related Income statement, cash flow statement and statement of changes in Equity for the year ending December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Joseph Reeve CPA
New York, NY
March 24, 2026

2MDOPINION, INC.
Balance Sheet
As of 31 December 2025

	31 Dec 25
ASSETS	
Current Assets	
Chequing/Savings	
1001-Bank of America	17,731.31
Total Chequing/Savings	17,731.31
Other Current Assets	
Due from Amr Bannis	14,900.00
Total Other Current Assets	14,900.00
Total Current Assets	32,631.31
TOTAL ASSETS	**32,631.31**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable - USD	59,306.44
Total Accounts Payable	59,306.44
Total Current Liabilities	59,306.44
Total Liabilities	59,306.44
Equity	
Retained Earnings	(15,845.61)
Share Holder's Contributions	
Additional paid in Capital Amr	14,900.00
Amr Bannis	20,100.00
NTG Clarity	15,000.00
Total Share Holder's Contributions	50,000.00
Shares Issued-C/o.Netcapital	1,300.00
Net Income	(62,129.52)
Total Equity	(26,675.13)
TOTAL LIABILITIES & EQUITY	**32,631.31**

2MDOPINION, INC.
Income statement
For the year ending 31st Dec 2025

	Jan - Dec 25
Ordinary Income/Expense	
Expense	
7001-Consulting Services	57,720.14
7002-Accounting fees	2,250.00
7003-Bank Charges	95.55
7004-Marketing Expenses	670.00
7005-Internet Exps	73.83
7006-Trademark	1,320.00
Total Expense	62,129.52
Net Ordinary Income	(62,129.52)
Net Income	(62,129.52)

2MDOPINION, INC.
Statement of Cash Flows
January through December 2025

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	(62,129.52)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Due from Amr Bannis	(14,900.00)
Accounts Payable - USD	48,493.94
Net cash provided by Operating Activities	(28,535.58)
FINANCING ACTIVITIES	
Share Holder's Contributions:Additional paid in Capital Amr	14,900.00
Share Holder's Contributions:NTG Clarity	15,000.00
Shares Issued-C/o.Netcapital	1,300.00
Net cash provided by Financing Activities	31,200.00
Net cash increase for period	2,664.42
Cash at beginning of period	15,066.89
Cash at end of period	17,731.31

2MDOpinion Inc.

Statements of Changes in Shareholders' Equity

From January 1, 2024 to December 31, 2025

(Unaudited)

	Common Stock			Additional Paid in Capital	Accumulated Deficit	Total Shareholders' Equity
	Outstanding	Issued	Amount			
Balance, January 1, 2024	10,000,000	650	$ 1,300	$ -	$ (1,487.50)	$ (188)
Current year addition				18,800		$ 18,800
Net income (loss)	-	-	-		(14,358)	(14,358)
Balance, December 31, 2024	10,000,000	650	1,300	18,800	(15,846)	**4,254**
Current year addition				31,200		31200
Net income (loss)	-	-	-	-	(62,130)	(62,130)
Balance, December 31, 2025	10,000,000	650	$ 1,300	$ 50,000	$ (77,975)	$ **(26,675)**

Notes to accounts:

1. Nature of Operations

2MDOpinion, Inc. (the "Company") was incorporated on November 13, 2023, in the State of Florida, United States. The Company operates as a global medical second opinion platform, connecting North American medical specialists with international patients. The platform leverages IBM's artificial intelligence (AI) technology for instant language translation and automatic generation of electronic medical records (EMR). This service aims to reduce administrative time for clinicians while enhancing the efficiency of medical care delivery.

2. Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

3. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

4. Revenue Recognition

Revenue is recognized in accordance with the provisions of Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*. The Company would earn revenue through its platform by providing access to medical specialists and other related services. Revenue is recognized when control of the promised services is transferred to the customer, which occurs upon completion of the medical second opinion service. The company is in the pre-revenue start-up phase and hence no revenue booked for the year ending December 31st, 2025.

5. Income Taxes

The Company accounts for income taxes in accordance with cash basis of accounting having its year end as Dec 31 each year.



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board Of Directors,
2MDOPINION, Inc.,
C/O IPS Services
7777 Davie Rd Ext
Hollywood, FL 33024

We have reviewed the accompanying financial statements of 2MDOPINION, Inc., which comprise the Balance sheet as of December 31,2024, the related Income statement, cash flow statement and statement of changes in Equity for the year ending December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Signed by:

Joey Reeve

6B5DD3D9E11748C...

Joseph Reeve CPA
New York, NY
February 19, 2025

2MD OPINION, INC.
Balance Sheet as of Dec 31, 2024

ASSETS

Current Assets	
Chequing/Savings	
1001-Bank of America	15,066.89
Total Chequing/Savings	15,066.89
Total Current Assets	15,066.89
TOTAL ASSETS	**15,066.89**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable - USD	10,812.50
Total Accounts Payable	10,812.50
Total Current Liabilities	10,812.50
Total Liabilities	10,812.50
Equity	
Retained Earnings	(1,487.50)
Share Capital	20,100.00
Net Income	(14,358.11)
Total Equity	4,254.39
TOTAL LIABILITIES & EQUITY	**15,066.89**

2MD OPINION, INC.	
Income statement for the year ending December 31, 2024	

Ordinary Income/Expense

    Expense

7001-Consulting Services	12325
7002-Accounting fees	2000
7003-Bank Charges	33.11
Total Expense	**14358.11**
Net Ordinary Income	**-14358.1**
Net Income	**-14358.1**

2MDOPINION, INC.
Statement of Cash Flows
January through December 2024

	Jan - Dec 24
OPERATING ACTIVITIES	
Net Income	-14,358.11
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Payable - USD	9,325.00
Loan from Share Holder Ac	15,000.00
Net cash provided by Operating Activities	9,966.89
FINANCING ACTIVITIES	
Share Capital	5,100.00
Net cash provided by Financing Activities	5,100.00
Net cash increase for period	15,066.89
Cash at end of period	**15,066.89**

2MDOPINION, INC.
Transactions by Account
As of 31 December 2024

Type	Date	Num	Name	Memo	Clr	Split	Amount	Balance
Share Capital								15,000.00
General Journal	2024-12-31	22		Loan ac trf as Capital for Amr Bannis		2310-Share Holder Ac	5,100.00	20,100.00
Total Share Capital							5,100.00	20,100.00
TOTAL							5,100.00	20,100.00

Notes to accounts:

1. Nature of Operations

2MDOpinion, Inc. (the "Company") was incorporated on November 13, 2023, in the State of Florida, United States. The Company operates as a global medical second opinion platform, connecting North American medical specialists with international patients. The platform leverages IBM's artificial intelligence (AI) technology for instant language translation and automatic generation of electronic medical records (EMR). This service aims to reduce administrative time for clinicians while enhancing the efficiency of medical care delivery.

2. Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

3. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

4. Revenue Recognition

Revenue is recognized in accordance with the provisions of Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*. The Company would earn revenue through its platform by providing access to medical specialists and other related services. Revenue is recognized when control of the promised services is transferred to the customer, which occurs upon completion of the medical second opinion service. The company is in the pre-revenue start-up phase and hence no revenue booked for the year ending December 31st, 2024.

5. Income Taxes

The Company accounts for income taxes in accordance with cash basis of accounting having its year end as Dec 31 each year.